Exhibit 99.2

EXPLANATORY NOTE

Studio City Finance Limited’s Quarterly Report

for the Three Months Ended March 31, 2021

This quarterly report provides Studio City Finance Limited’s unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three months ended March 31, 2021, together with the related information.

Studio City Finance Limited

Report for the First Quarter of 2021

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•

“2020 Notes” refers to the 8.50% senior notes due 2020 in an aggregate principal amount of US$825,000,000 issued by the Company on November 26, 2012 and as to which no amount remains outstanding following the redemption of all remaining outstanding amounts in March 2019;

•

“2020 Notes Tender Offer” refers to the conditional tender offer by the Company to purchase for cash any and all of the outstanding 2020 Notes, which commenced in January 2019 and settled in February 2019;

•

“2021 Studio City Senior Secured Credit Facility” refers to the facility agreement dated November 23, 2016 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the Studio City Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million, which consist of a HK$233.0 million (approximately US$30.0 million) revolving credit facility and a HK$1.0 million (approximately US$129,000) term loan facility, and which has been amended, restated and extended by the 2028 Studio City Senior Secured Credit Facility;

•

“2024 Notes” refers to the 7.25% senior notes due 2024 in an aggregate principal amount of US$600,000,000 issued by the Company on February 11, 2019 and as to which no amount remains outstanding following the redemption of all remaining outstanding amounts in February 2021;

•	“2024 Notes Tender Offer” refers to the conditional tender offer by the Company to purchase for cash any and all of the outstanding 2024 Notes, which commenced and settled in January 2021;

•	“2025 Notes” refers to the 6.00% senior notes due 2025 in an aggregate principal amount of US$500,000,000 issued by the Company on July 15, 2020;

•	“2028 Notes” refers to the 6.50% senior notes due 2028 in an aggregate principal amount of US$500,000,000 issued by the Company on July 15, 2020;

•

“2028 Studio City Senior Secured Credit Facility” refers to the facility agreement dated March 15, 2021 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the 2021 Studio City Senior Secured Credit Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million, which consist of a HK$233.0 million (approximately US$30.0 million) revolving credit facility and a HK$1.0 million (approximately US$129,000) term loan facility;

•	“2029 Notes” refers to the 5.00% senior notes due 2029 in an aggregate principal amount of US$750,000,000 issued by the Company on January 14, 2021;

•	“Altira Macau” refers to an integrated resort located in Taipa, Macau, that caters to Asian VIP rolling chip customers;

•

“China” and “PRC” refer to the People’s Republic of China, excluding the Hong Kong Special Administrative Region of the PRC (Hong Kong), the Macau Special Administrative Region of the PRC (Macau) and Taiwan from a geographical point of view;

•

“City of Dreams” refers to an integrated resort located in Cotai, Macau, which currently features casino areas and four luxury hotels, including a collection of retail brands, a wet stage performance theater (temporarily closed since June 2020) and other entertainment venues;

•	“Concessionaire(s)” refers to the holder(s) of a concession for the operation of casino games in Macau;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•

“Gaming Operator” or “Melco Resorts Macau” refers to Melco Resorts (Macau) Limited, a company incorporated under the laws of Macau that is a subsidiary of Melco, the holder of a subconcession under the Subconcession Contract and the operator of Studio City Casino. The equity interest of the Gaming Operator is 90% owned by Melco and 10% owned by Mr. Lawrence Ho, the managing director of the Gaming Operator;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•

“Master Services Agreements” refers to the services agreements (including work agreements) and arrangements for non-gaming services entered into on December 21, 2015 between SCI and certain of its subsidiaries, on the one hand, and certain Melco Affiliates, on the other hand, under which SCI and its subsidiaries and Melco Affiliates share and mutually provide certain non-gaming services at Studio City, City of Dreams and Altira Macau;

•	“MCO Cotai” refers to MCO Cotai Investments Limited (formerly known as MCE Cotai Investments Limited), a subsidiary of Melco and a shareholder of SCI;

•

“Melco” refers to Melco Resorts & Entertainment Limited, a company incorporated in the Cayman Islands with its American depositary shares listed on the Nasdaq Global Select Market, and which, through its subsidiary MCO Cotai, is a principal shareholder of SCI;

•	“Melco Affiliates” refers to the subsidiaries of Melco other than SCI and its subsidiaries;

•	“Pataca(s)” or “MOP” refer to the legal currency of Macau;

•

“SCI” refers to an indirect parent of our company, Studio City International Holdings Limited, an exempted company registered by way of continuation in the Cayman Islands, the American depositary receipts of which are listed on the New York Stock Exchange;

•

“Services and Right to Use Arrangements” refers to the agreement entered into among, inter alia, Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012, and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•

“Site” or “Land” refers to the plot of land situated in Macau, at the Cotai reclaimed land area, with a gross area of approximately 1.4 million square feet (130,789 square meters), described at the Macau Immovable Property Registry under no. 23059, and registered in Studio City Developments Limited’s name under inscription no. 26642 of Book F, titled by Dispatch of the Secretary for Public Works and Transportation no. 100/2001 of October 9, 2001, as amended by Dispatch of the Secretary for Public Works and Transportation no. 31/2012 of July 19, 2012, published in the Macau Official Gazette no. 30 of July 25, 2012, and by Dispatch of Secretary for Public Works and Transportation no. 92/2015 of September 10, 2015, published in the Macau Official Gazette no. 38 of September 23, 2015, comprised of lots G300, G310 and G400, denoted by the letter “A” on map no. 5899/2000 issued by Macau Cartography and Cadastre Bureau on January 3, 2012;

•	“Studio City” refers to a cinematically-themed integrated resort in Cotai, an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•	“Studio City Company” refers to our subsidiary, Studio City Company Limited, a British Virgin Islands company;

•

“Studio City Company Notes” refers to, collectively, the US$350.0 million aggregate principal amount of 5.875% senior secured notes due 2019 (“2019 Studio City Company Notes”) and the US$850.0 million aggregate principal amount of 7.250% senior secured notes due 2021 (“2021 Studio City Company Notes”), each issued by Studio City Company on November 30, 2016 and as to which no amount remains outstanding following the repayment in full upon maturity in November 2019 (in the case of the 2019 Studio City Company Notes) and the redemption of all remaining outstanding amounts in August 2020 (in the case of the 2021 Studio City Company Notes);

•	“Studio City Entertainment” refers to our subsidiary, Studio City Entertainment Limited, a Macau company;

•

“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company, as borrower, and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (approximately US$1,300 million) and revolving credit facility of HK$775,420,000 (approximately US$100 million), and which has been amended, restated and extended by the 2021 Studio City Senior Secured Credit Facility;

•

“Subconcession Contract” refers to the subconcession contract executed between the Gaming Operator and Wynn Resorts (Macau) S.A., or Wynn Resorts Macau, on September 8, 2006, that provides for the terms and conditions of the subconcession granted to the Gaming Operator by Wynn Resorts Macau;

•	“Subconcessionaire(s)” refers to the holder(s) of a subconcession for the operation of casino games in Macau;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•	“we,” “us,” “our,” “our company” and “the Company” refer to Studio City Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three months ended March 31, 2021.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

This quarterly report contains non-GAAP financial measures, including Adjusted EBITDA that are not required by, or presented in accordance with, U.S. GAAP. We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance. We use non-GAAP financial measures as measures of the operating performance of our business and to compare the operating performance of our business with that of our competitors. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results reported under U.S. GAAP. Non-GAAP financial measures are not measurements of our performance under U.S. GAAP and should not be considered as alternatives to operating income or net profit or any other performance measures derived in accordance with U.S. GAAP or any other generally accepted accounting principles. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements that would be required for such replacements; and

•	some of the items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will in the future be made.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We operate in a heavily regulated and evolving industry, and have a highly leveraged business model. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the global pandemic of COVID-19, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) growth of the gaming market and visitations in Macau, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming concessionaire or subconcessionaire

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market players primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through marketing efforts of the gaming operator

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

Although we have certain expenses and revenues denominated in Patacas, our revenues and expenses are denominated predominantly in H.K. dollars and, in connection with a portion of our indebtedness and certain expenses, in U.S. dollars. The non-financial pages of this quarterly report include all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars at a rate of HK$7.7760 to US$1.00, unless otherwise noted.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on March 31, 2021 in New York City for cable transfers in H.K. dollars for U.S. dollars, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.7746 to US$1.00. On April 30, 2021, the noon buying rate was HK$7.7664 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 to MOP1.03. All translations from Pataca to U.S. dollar in the non-financial pages of this quarterly report were made at the exchange rate of MOP8.0093 to US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Pataca.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2020. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Results of Operations

Studio City is a world-class integrated resort located in Cotai, Macau and its principal operating activities are the provision of gaming related services and the hospitality business in Macau. In the first quarter of 2021, Studio City Casino had an average of approximately 292 gaming tables and 604 gaming machines in operation. The mass market focus of Studio City Casino is currently complemented with junket and premium direct VIP rolling chip operations, which include up to 45 tables authorized for VIP rolling chip operations. Studio City’s cinematically-themed integrated resort is designed to attract a wide range of customers by providing highly differentiated non-gaming attractions, including the world’s first figure-8 Ferris wheel, a deluxe night club and karaoke and a 5,000-seat live performance arena. Studio City features approximately 1,600 luxury hotel rooms, diverse food and beverage establishments and approximately 25,000 square meters of complementary retail space. Studio City was named Casino/Integrated Resort of the Year in 2016 by the International Gaming Awards.

Studio City is strategically located in Cotai, as one of the few dedicated Cotai hotel-casino resort stops on the Macau Light Rapid Transit Line, with an access bridge leading to Studio City.

Studio City Casino is operated by the Gaming Operator, one of the subsidiaries of Melco and a holder of a gaming subconcession, and we operate the non-gaming businesses of Studio City.

Studio City sits within a ring-fenced credit group separate from its shareholders and Studio City’s debt obligations are not guaranteed by its shareholders. In particular, Melco is not a guarantor under the 2028 Studio City Senior Secured Credit Facility, the 2025 Notes, the 2028 Notes or the 2029 Notes. As such, SCI and its shareholders are not contractually required to provide any additional financial support to Studio City with respect to the Studio City debt obligations.

Under our current plan for the remaining project, the remaining project is expected to consist of two hotel towers with approximately 900 rooms and suites and a gaming area. In addition, we currently envision the remaining project to also contain a waterpark with indoor and outdoor areas. Other attractions expected to be part of the remaining project include MICE space, retail and food and beverage outlets and a cineplex. As of March 31, 2021, we have incurred approximately US$327.7 million of aggregate costs relating to the development of our remaining project, primarily related to the initial design and planning costs and construction costs. Based on our current plan for the remaining project, we currently expect a project budget of approximately US$1.25 billion to US$1.30 billion for the development of the remaining project (exclusive of any pre-opening costs and financing costs). Such development for the remaining project of Studio City may be funded through various sources, including cash on hand, operating free cash flow as well as debt and/or equity financing. Our ability to obtain any debt financing also depends on a number of factors beyond our control, including market conditions such as the higher prospect of a global recession and a contraction of liquidity in the global credit markets caused by the effect of the large-scale global COVID-19 pandemic and investors’ and lenders’ perceptions of, and demand for the debt financing for the remaining project of Studio City. There is no guarantee that we can secure the necessary additional capital investments, including any debt financing, required for the development of the remaining project of Studio City in a timely manner or at all.

Land concessions in Macau are issued by the Macau government and generally have terms of 25 years and are renewable for further consecutive periods of ten years. Land concessions further stipulate a period within which the development of the land must be completed. The land on which Studio City is located must be fully developed by December 27, 2022. There is no guarantee that we will complete the development of the remaining land of Studio City by the deadline. Any extension of the development period of the remaining project for Studio City is subject to Macau government review and approval at its discretion. While the Macau government may grant extensions if we meet certain legal requirements, there can be no assurance that the Macau government will grant us any further extension of the development period or not exercise its rights to terminate the Studio City land concession. In the event that no further extension is granted or the Studio City land concession is terminated, we could lose all or substantially all of our investment in Studio City, including our interest in the land and building and may not be able to continue to operate Studio City as planned, which will materially and adversely affect our business and prospects, results of operations and financial condition.

Three Months Ended March 31, 2021 Compared to Three Months Ended March 31, 2020

Total operating revenues for the first quarter of 2021 were US$28.5 million, compared to total operating revenues of US$37.1 million in the first quarter of 2020. The decrease in total operating revenues was due to the decrease in revenues from the provision of gaming related services and lower non-gaming revenues as a result of the COVID-19 pandemic, which resulted in a year-over-year decline in inbound tourism in the first quarter of 2021 since the first quarter of 2020 was only partially impacted by the restrictions from the COVID-19 pandemic.

Net loss attributable to Studio City Finance Limited for the first quarter of 2021 was US$89.8 million, compared with net loss attributable to Studio City Finance Limited of US$90.7 million in the first quarter of 2020, primarily due to the lower operating costs as a result of lower business volumes and our cost containment efforts, partially offset by the decrease in revenues from the provision of gaming related services and lower non-gaming revenues, as well as the loss on extinguishment of debt in the first quarter of 2021.

Studio City Casino generated gross gaming revenues of US$98.5 million and US$146.7 million for the first quarters of 2021 and 2020, respectively.

Studio City’s rolling chip volume was US$0.50 billion for the first quarter of 2021 versus US$1.38 billion in the first quarter of 2020. The rolling chip win rate was 0.29% in the first quarter of 2021 versus 3.31% in the first quarter of 2020. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$309.3 million in the first quarter of 2021, compared with US$352.8 million in the first quarter of 2020. The mass market table games hold percentage was 29.1% in the first quarter of 2021, compared to 25.9% in the first quarter of 2020.

Gaming machine handle for the first quarter of 2021 was US$278.3 million, compared with US$311.1 million in the first quarter of 2020. The gaming machine win rate was 2.5% in the first quarter of 2021, compared to 3.2% in the first quarter of 2020.

Revenues from the provision of gaming related services were US$1.2 million for the first quarter of 2021, compared with revenues from the provision of gaming related services of US$5.5 million for the first quarter of 2020. Revenues from the provision of gaming related services are net of gaming taxes and the costs incurred in connection with the operation of Studio City Casino deducted by the Gaming Operator pursuant to the Services and Right to Use Arrangements.

Total non-gaming revenues for the first quarter of 2021 were US$27.3 million, compared with US$31.6 million for the first quarter of 2020.

Total net non-operating expenses for the first quarter of 2021 were US$45.4 million, which mainly included loss on extinguishment of debt of US$28.8 million and interest expenses of US$23.2 million, net of amounts capitalized, partially offset by net foreign exchange gains of US$5.7 million, compared to total net non-operating expenses of US$29.1 million for the first quarter of 2020, which mainly included interest expenses of US$25.9 million, net of amounts capitalized.

Depreciation and amortization costs of US$31.6 million were recorded in the first quarter of 2021, of which US$0.8 million was related to the amortization expense for the land use right.

Liquidity and Capital Resources

We have relied on, and intend to continue to rely on, cash generated from our operations and debt and equity financings to meet our financing or refinancing needs.

As of March 31, 2021, we held cash and cash equivalents of US$543.1 million and restricted cash of US$0.1 million. Further, the HK$233.0 million (equivalent to approximately US$30.0 million) revolving credit facility under the 2028 Studio City Senior Secured Credit Facility was available for future drawdown as of March 31, 2021, subject to certain conditions precedent.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended March 31,
	2021	2020
	(In thousands of US$)
Net cash (used in) provided by operating activities	$(63,138)	$8,182
Net cash used in investing activities	(85,346)	(37,317)
Net cash provided by financing activities	120,037	—
Effect of exchange rate on cash, cash equivalents and restricted cash	(1,711)	1,459

Decrease in cash, cash equivalents and restricted cash	(30,158)	(27,676)
Cash, cash equivalents and restricted cash at beginning of period	573,387	325,117

Cash, cash equivalents and restricted cash at end of period	$543,229	$297,441

Operating Activities

Operating cash flows are generally affected by changes in operating income and certain operating assets and liabilities, including the receivables related to the provision of gaming related services and hotel operations, as well as the non-gaming business, including food and beverage, entertainment, mall, retail and other, which are conducted primarily on a cash basis.

Net cash used in operating activities was US$63.1 million for the three months ended March 31, 2021, compared to net cash provided by operating activities of US$8.2 million for the three months ended March 31, 2020, primarily due to lower receipts from the provision of gaming related services in the first quarter of 2021 compared to the first quarter of 2020, resulting from the impact of the COVID-19 pandemic.

Investing Activities

Net cash used in investing activities was US$85.3 million for the three months ended March 31, 2021, compared to net cash used in investing activities of US$37.3 million for the three months ended March 31, 2020. The change was primarily due to an increase in payments for acquisition of property and equipment.

Net cash used in investing activities of US$85.3 million for the three months ended March 31, 2021 mainly included payments for acquisition of property and equipment of US$85.2 million.

Net cash used in investing activities of US$37.3 million for the three months ended March 31, 2020 mainly included payments for acquisition of property and equipment of US$32.8 million and funds to an affiliated company of US$6.7 million.

Financing Activities

Net cash provided by financing activities amounted to US$120.0 million for the three months ended March 31, 2021, which represented the proceeds from the issuance of the 2029 Notes in aggregate principal amount of US$750.0 million, partially offset by the payment of the 2024 Notes Tender Offer of US$347.1 million in aggregate principal amount and the redemption of the remaining 2024 Notes of US$252.9 million in aggregate principal amount outstanding, as well as payments of deferred financing costs of US$30.0 million.

There was no cash provided by or used in any financing activities for the three months ended March 31, 2020.

Indebtedness

The following table presents a summary of our gross indebtedness, before the reduction of debt issuance costs, as of March 31, 2021:

As of March 31, 2021
(in thousands of US$)
2025 Notes	$500,000
2028 Notes	$500,000
2029 Notes	$750,000
2028 Studio City Senior Secured Credit Facility	$129

$1,750,129

On January 4, 2021, we commenced the 2024 Notes Tender Offer. The 2024 Notes Tender Offer expired on January 11, 2021. The aggregate principal amount of valid tenders received and not validly withdrawn under the 2024 Notes Tender Offer amounted to US$347.1 million. On January 14, 2021, we issued US$750.0 million in aggregate principal amount of the 2029 Notes, the net proceeds of which were used to pay the tendering noteholders from the 2024 Notes Tender Offer and, on February 17, 2021, to redeem, together with accrued interest, all remaining outstanding amounts of the 2024 Notes, which amounted to US$252.9 million in aggregate principal amount.

On March 15, 2021, Studio City Company amended the terms of the 2021 Studio City Senior Secured Credit Facility, including the extension of maturity date for each of the HK$233.0 million (approximately US$30.0 million) revolving credit facility and the HK$1.0 million (approximately US$129,000) term loan facility from November 30, 2021 to January 15, 2028. The revolving credit facility is available up to the date that is one month prior to the new extended maturity date. The amendments also included certain covenants in order to align them with certain financings by the Company.

Recent Developments

The COVID-19 outbreak continues to have a material effect on our operations, financial position, and prospects during the second quarter of 2021.

Despite the nationwide resumption of issuance of Individual Visit Scheme visas by China in September 2020, our operations continue to be impacted by significant travel bans, restrictions, and quarantine requirements imposed by the governments in Macau, Hong Kong and China, and such bans, restrictions and requirements have been, and may continue to be, modified by the relevant authorities from time to time as COVID-19 developments unfold. Additionally, health-related precautionary measures remain in place at our property, which continue to impact visitation and customer spending.

As the disruptions from the COVID-19 outbreak are ongoing, any recovery from such disruptions will depend on future events, such as the successful production, distribution and widespread acceptance of safe and effective vaccines, the development of effective treatments for COVID-19, including for new strains of COVID-19, the duration of travel and visa restrictions as well as customer sentiment and behavior, including the length of time before customers resume traveling and participating in entertainment and leisure activities at high-density venues and the impact of potential higher unemployment rates, declines in income levels and loss of personal wealth resulting from the COVID-19 pandemic on consumer behavior related to discretionary spending and traveling, all of which are highly uncertain.

We expect that gross gaming revenues in Macau will continue to be negatively impacted by the significant travel bans or restrictions, visa restrictions and quarantine and social distancing requirements so long as these restrictions remain in place. We have taken various mitigating measures to manage through the COVID-19 outbreak challenges, such as implementing a cost reduction program to minimize cash outflow of non-essential items and rationalizing our capital expenditure program with deferrals and reductions which benefit our balance sheet. As a result of the implementation of these measures and reflecting a revenue mix based on our current results, we expect to achieve break-even Adjusted EBITDA upon reaching approximately 30% to 35% of our historical gross gaming revenues run-rate and upon reaching approximately 25% to 30% of our historical gross gaming revenues run-rate before certain corporate shared service charges and fees, among other items, billed by Melco and its subsidiaries to the Company.

On May 7, 2021, the New York Stock Exchange (“NYSE”) notified SCI that SCI was now considered in compliance with the requirement under Section 802.01A of the New York Stock Exchange Listed Company Manual (the “NYSE Manual”) requiring the number of total shareholders of SCI’s capital stock be no less than 400 shareholders. However, it would be subject to a 12-month follow-up period within which SCI will be reviewed to ensure it does not once again fall below any of the NYSE’s continued listing standards, in which case the NYSE may truncate the compliance procedures described in the NYSE Manual or begin the initiation of NYSE delisting procedures. SCI remains subject to quarterly monitoring by the NYSE for compliance with the business plan it submitted to the NYSE in May 2020, including in relation to the requirement under Section 802.01A of the NYSE Manual which requires the number of total shareholders of SCI’s capital stock to be no less than 1,200 shareholders if the average monthly volume of its American depositary shares is less than 100,000 for the most recent 12 months and expects to have up to 18 months from receipt of the NYSE notice in February 2020 to regain compliance.

Studio City Finance Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2021

Studio City Finance Limited

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	March 31,	December 31,
	2021	2020
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$543,086	$573,243
Restricted cash	13	13
Accounts receivable, net	91	149
Receivables from affiliated companies	35,252	35,012
Inventories	8,857	9,305
Prepaid expenses and other current assets	9,348	11,472

Total current assets	596,647	629,194

Property and equipment, net	2,226,676	2,182,943
Intangible assets, net	3,839	4,005
Long-term prepayments, deposits and other assets	114,265	117,555
Restricted cash	130	131
Operating lease right-of-use assets	17,290	17,379
Land use right, net	114,931	116,109

Total assets	$3,073,778	$3,067,316

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Accounts payable	$476	$206
Accrued expenses and other current liabilities	81,944	118,035
Income tax payable	12	33
Payables to affiliated companies	39,318	46,631

Total current liabilities	121,750	164,905

Long-term debt, net	1,733,509	1,584,660
Other long-term liabilities	16,299	11,778
Deferred tax liabilities, net	551	448
Operating lease liabilities, non-current	17,311	17,137

Total liabilities	1,889,420	1,778,928

Shareholder’s equity:
Ordinary shares, par value $1; 50,000 shares authorized; 3 shares issued and outstanding	—	—
Additional paid-in capital	2,382,064	2,382,064
Accumulated other comprehensive income	2,433	15,800
Accumulated losses	(1,184,521)	(1,094,718)

Total Studio City Finance Limited shareholder’s equity	1,199,976	1,303,146
Noncontrolling interests	(15,618)	(14,758)

Total shareholder’s equity	1,184,358	1,288,388

Total liabilities and shareholder’s equity	$3,073,778	$3,067,316

Studio City Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended March 31,
	2021	2020
Operating revenues:
Provision of gaming related services	$1,233	$5,506
Rooms	9,606	8,659
Food and beverage	6,888	8,199
Entertainment	222	868
Services fee	6,803	8,757
Mall	3,330	4,527
Retail and other	418	557

Total operating revenues	28,500	37,073

Operating costs and expenses:
Provision of gaming related services	(5,699)	(5,653)
Rooms	(2,910)	(4,414)
Food and beverage	(7,149)	(10,430)
Entertainment	(541)	(1,218)
Mall	(983)	(1,553)
Retail and other	(361)	(365)
General and administrative	(24,307)	(31,520)
Pre-opening costs	(243)	(28)
Amortization of land use right	(833)	(832)
Depreciation and amortization	(30,813)	(40,016)
Property charges and other	142	(4,405)

Total operating costs and expenses	(73,697)	(100,434)

Operating loss	(45,197)	(63,361)

Non-operating income (expenses):
Interest income	940	391
Interest expenses, net of amounts capitalized	(23,168)	(25,946)
Other financing costs	(104)	(104)
Foreign exchange gains (losses), net	5,722	(3,414)
Loss on extinguishment of debt	(28,817)	—

Total non-operating expenses, net	(45,427)	(29,073)

Loss before income tax	(90,624)	(92,434)
Income tax (expense) credit	(83)	210

Net loss	(90,707)	(92,224)
Net loss attributable to noncontrolling interests	904	1,556

Net loss attributable to Studio City Finance Limited	$(89,803)	$(90,668)

Studio City Finance Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2021	2020
Cash flows from operating activities:
Net cash (used in) provided by operating activities	$(63,138)	$8,182

Cash flows from investing activities:
Acquisition of property and equipment	(85,193)	(32,764)
Funds to an affiliated company	(153)	(6,664)
Proceeds from sale of property and equipment and other long-term assets	—	2,111

Net cash used in investing activities	(85,346)	(37,317)

Cash flows from financing activities:
Principal payments on long-term debt	(252,944)	—
Payments of deferred financing costs	(29,963)	—
Proceeds from long-term debt	402,944	—

Net cash provided by financing activities	120,037	—

Effect of exchange rate on cash, cash equivalents and restricted cash	(1,711)	1,459

Decrease in cash, cash equivalents and restricted cash	(30,158)	(27,676)
Cash, cash equivalents and restricted cash at beginning of period	573,387	325,117

Cash, cash equivalents and restricted cash at end of period	$543,229	$297,441

Supplemental cash flow disclosures:
Cash paid for interest, net of amounts capitalized	$(43,792)	$(21,075)
Change in accrued expenses and other current liabilities and other long-term liabilities related to acquisition of property and equipment	$52,464	$25,427
Change in receivables from/payables to affiliated companies related to acquisition of property and equipment and other long-term assets	$3,102	$5,770

Reconciliation of cash, cash equivalents and restricted cash to the condensed consolidated balance sheets:

	March 31,	December 31,
	2021	2020
Cash and cash equivalents	$543,086	$573,243
Current portion of restricted cash	13	13
Non-current portion of restricted cash	130	131

Total cash, cash equivalents and restricted cash	$543,229	$573,387

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